Exhibit 99.1

ASM International N.V. Delivers Notice of Redemption for Outstanding

4.25% Convertible Subordinated Notes Due 2011

ALMERE, the Netherlands –January 3, 2011 – ASM International N.V. (Nasdaq: ASMI and Euronext Exchange in Amsterdam: ASM) announced today that it has initiated a full redemption for all of the outstanding principal balance of its 4.25% Convertible Subordinated Notes due 2011. The Notes will be redeemed on February 16, 2011, at a redemption price of 100.00% of the principal amount thereof, which is $44,909,000, plus accrued and unpaid interest to February 15, 2011. The Notice of Redemption for the Notes has been sent to all registered holders on January 3, 2011.

This press release shall not constitute a notice of redemption of the Notes.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Erik Kamerbeek – Investor Relations + 31 88 100 8500

Mary Jo Dieckhaus – Investor Relations — +1 212 986 2900

Ian Bickerton – Media Relations — + 31 20 6855 955